Execution Copy

SHAREHOLDER PARTICIPATION AGREEMENT

dated July 31, 2017

between

BETELGEUSE LLC

and

OSISKO GOLD ROYALTIES LTD

- ii -

8.11	Cooperation And Dispute Resolution	16
8.12	Severability	17
8.13	Third Parties; Joint Ventures	17
8.14	Construction	17

SHAREHOLDER PARTICIPATION AGREEMENT

THIS AGREEMENT (this "Agreement") is made and entered into as of July 31, 2017,

BETWEEN

BETELGEUSE LLC, a limited liability company formed under the Delaware Limited Liability Company Act ("Shareholder")

AND:

OSISKO GOLD ROYALTIES LTD, a corporation incorporated under the laws of the Province of Québec, Canada (the "Corporation").

RECITALS

A.

Certain Affiliates (as hereinafter defined) of Shareholder and the Corporation are among the parties to an acquisition agreement dated June 4, 2017, as amended from time to time (the "Acquisition Agreement") providing for transactions in which, among other things, the Sellers (as defined in the Acquisition Agreement) shall (i) directly or (ii) through the sale of shares or other equity ownership interests of wholly-owned or partially-owned entities, sell and transfer to the Buyer (as defined in the Acquisition Agreement), all of the Sellers' right, title and interest in certain mineral royalty interests, stream agreements, offtake agreements and similar assets all on the terms and conditions stated in the Acquisition Agreement, in exchange for consideration payable to the Sellers consisting of cash and common shares in the capital of the Corporation (the "Consideration Shares");

B.

In connection with the issuance of the Consideration Shares, Shareholder and the Corporation are entering into a voting support agreement (the "Voting Support Agreement") to provide for certain rights and obligations of Shareholder in relation to the voting of the Consideration Shares; and

C.

Shareholder and the Corporation wish to enter into this Agreement to provide for, among other things: (i) rights of Shareholder to immediately appoint, and nominate for future elections, a representative of Shareholder as a member of the board of directors of the Corporation; (ii) procedures to mitigate conflicts of interest; (iii) rights and obligations of Shareholder in relation to the holding and selling of the Consideration Shares; and (iv) standstill obligations.

AGREEMENTS

In consideration of the mutual covenants in this Agreement, Shareholder and the Corporation agree as follows:

ARTICLE 1 - CERTAIN DEFINITIONS

1.1	Definitions

As used in this Agreement, the following terms, whether in singular or plural forms, shall have the following meanings:

"Acquisition Agreement" has the meaning given thereto in the recitals hereto.

"Act" means the Business Corporations Act (Quebec), as the same may be amended or restated from time to time.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person, with "control" for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise; provided that, for purposes of Sections 3.1, 5.1, Article 6 (other than Section 6.2(c) thereof) and the definition of "Shareholder Ownership Percentage", an "Affiliate" shall include only any Person controlled by Shareholder or the Sellers and, for greater certainty, shall not include any Person controlling or under common control with Shareholder or the Sellers.

"Anti-Bribery Legislation" means the Foreign Corrupt Practices Act of 1977 (United States) and the rules and regulations made thereunder, the Corruption of Foreign Public Officials Act (Canada) and any other similar anti-bribery or anti-corruption laws or conventions applicable to the Corporation.

"Approved Purchaser" means [redacted].

"[redacted – definition]".

"Back Forty Project" means the project underlying the Stream more particularly described in Schedule F of the Acquisition Agreement as the Back Forty Silver Stream.

"Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in New York or Montreal are required or authorized to be closed.

"Buyer" has the meaning given thereto in the Acquisition Agreement.

"Change of Business" means a transaction or series of transactions as a result of which the Corporation's resources are redirected and the nature of the Corporation's business of acquiring and managing precious metal and other royalties, streams and a direct or indirect interest in mining development businesses and properties and similar interests changes, including through the acquisition of an interest in another business which represents a material amount of the Corporation's market value, assets or operations, or which becomes the principal enterprise of the Corporation; provided, however, that the transition of the principal enterprise of the Corporation to the operation of mineral projects shall constitute a Change of Business; provided, further, that in no event will (i) continued operatorship over current assets of the Corporation, or (ii) increased participation in a Corporation Investee constitute a Change of Business.

"Change of Control" means (i) any acquisition transaction, amalgamation, arrangement, merger or other consolidation or combination involving the Corporation and another Person, which results in such other Person, including Persons acting jointly or in concert with such other Person, directly or indirectly (A) beneficially owning, or exercising control or direction over, voting securities of the Corporation carrying the right to cast more than fifty percent (50%) of the votes attaching to all voting securities of the Corporation, or (B) acquiring more than fifty percent (50%) of the assets and properties of the Corporation on a consolidated basis,(ii) a change in more than fifty percent (50%) of the members of the Corporation Board during any 12-month period or (iii) any other event, transaction or series of events or transactions pursuant to which a Person acquires possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Corporation and/or its consolidated assets, whether by contract or otherwise.

"Closing" has the meaning given thereto in the Acquisition Agreement.

"Closing Date" has the meaning given thereto in the Acquisition Agreement.

"Code of Civil Procedure Arbitration Provisions" has the meaning given thereto in Section 8.11(b).

"Corporation" means Osisko Gold Royalties Ltd.

"Corporation Board" means the board of directors of the Corporation.

"Corporation Investee" means any Person in which the Corporation has publicly disclosed, as of the date hereof, a 10% or greater interest.

"Corporation Shares" means common shares in the capital of Corporation.

"Consideration Shares" has the meaning given in the recitals hereto.

"Designated Consideration Shares" means [redacted].

"Directly Transferred Assets" has the meaning given thereto in the Acquisition Agreement.

"Dispute" has the meaning given thereto in Section 8.11(a).

"Fund I" means Orion Mine Finance (Master) Fund I LP, a Bermuda exempted partnership and limited partnership.

"Fund I-A" means Orion Mine Finance (Master) Fund I-A LP, a Bermuda exempted partnership and limited partnership.

"Fund II" means Orion Mine Finance Fund II LP, a Bermuda exempted partnership and limited partnership.

"Governmental Authority" means the government of the United States of America, Canada or any province or territory thereof, or any other country or sovereign entity, any state, commonwealth, territory, or possession thereof, and any political subdivision or quasi-governmental authority of any of the same, including but not limited to courts, tribunals, arbitrators, departments, commissions, boards, bureaus, agencies, counties, municipalities and provinces.

"Initial Appointee" has the meaning given thereto in Section 2.1(a).

"Investment Committee" has the meaning given thereto in Section 2.2.

"[redacted – definition]".

"[redacted – definition]".

"Mantos Project" means the property underlying the Stream more particularly described in Schedule F of the Acquisition Agreement as the Mantos Silver Stream.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"Nomination" has the meaning given thereto in Section 2.1(d).

"Nomination Notice" has the meaning given thereto in Section 2.1(d).

"NYSE" means the New York Stock Exchange.

"[redacted – definition]".

"Offtake Instruments" has the meaning given thereto in the Acquisition Agreement.

"Person" means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association, or unincorporated entity of any kind.

"Portfolio Assets" has the meaning given thereto in the Acquisition Agreement.

"Purchased Securities" has the meaning given thereto in the Acquisition Agreement.

"Royalty Instruments" has the meaning given thereto in the Acquisition Agreement.

"SASA Project" means the property underlying the Stream more particularly described in Schedule F of the Acquisition Agreement as the SASA Silver Stream.

"Sellers" has the meaning given thereto in the Acquisition Agreement.

"Share Block" has the meaning given thereto in Section 6.2(a).

"Shareholder" means Betelgeuse LLC, a limited liability company formed under the Delaware Limited Liability Company Act.

"Shareholder Nominee" has the meaning given thereto in Section 2.1(a).

"Shareholder Ownership Percentage" means the percentage equal to the fraction, the numerator of which is the Corporation Shares held by Shareholder and/or its Affiliates and the denominator of which is all then outstanding Corporation Shares.

"Strategic Purchaser" means [redacted].

"Stream" has the meaning given thereto in the Acquisition Agreement.

"Stream Instruments" has the meaning given thereto in the Acquisition Agreement.

"TSX" means Toronto Stock Exchange.

"Voting Support Agreement" has the meaning given in the recitals hereto.

ARTICLE 2- APPOINTMENT / NOMINATION RIGHTS

2.1	Director Appointment/Nomination Rights

(a)

The Corporation Board shall take such steps as are necessary to cause Oskar Lewnowski, or such other individual as Shareholder may designate by written notice to the Corporation not less than 2 Business Days prior to the Closing Date (the "Initial Appointee"), to be appointed to the Corporation Board, effective as of the Closing Date.

(b)

For so long as the Shareholder Ownership Percentage continues to equal or exceed 10%, Shareholder shall have the right to nominate one individual, which may or may not be the Initial Appointee (the "Shareholder Nominee"), to be elected to the Corporation Board at any meeting of shareholders of Corporation held for the purpose of electing members of the Corporation Board.

(c)

The Initial Appointee and any other Shareholder Nominee shall meet the qualification requirements to serve as a director pursuant to the Act and the TSX and NYSE listing rules, and all other applicable laws, requirements of any stock exchanges on which securities of the Corporation are then listed, and applicable policies of the Corporation Board. In addition, the Initial Appointee (if an individual other than Oskar Lewnowski) and any other Shareholder Nominee shall be acceptable to the Corporation Board and the Governance and Nomination Committee of the Corporation Board, acting reasonably.

(d)

The Corporation shall provide Shareholder with written notice (the "Nomination Notice"), not less than 60 days in advance of the date set for a shareholders' meeting at which directors of the Corporation are to be elected. The Nomination Notice will include a request for the identification of the Shareholder Nominee, and the detailed information required to be included in an information circular. Shareholder shall be required to, not later than 45 days in advance of the date set for a shareholders' meeting of which Shareholder is notified pursuant to this Section 2.1(d), provide the Corporation with written notice (the "Nomination") of the identity and particulars requested in the Nomination Notice. In the event that a Nomination is not received by the Corporation at least 45 days prior to date set for a shareholders' meeting at which directors of the Corporation are to be elected (for any reason other than failure by the Corporation to provide Shareholder with the Nomination Notice within the period prescribed by this Section 2.1(d)), Shareholder shall be deemed to have nominated the Shareholder Nominee (including, if applicable, the Initial Appointee) then serving as a member of the Corporation Board.

(e)

The Corporation shall cause the Shareholder Nominee to be included in the slate of nominees proposed by the Corporation for election by shareholders as directors at each meeting of shareholders at which directors are to be elected. The Corporation shall use all commercially reasonable efforts to cause the election of the Shareholder Nominee.

(f)

If the Initial Appointee or another Shareholder Nominee ceases to hold office as a director of the Corporation for any reason, other than the termination of the right set out in this Section 2.1, Shareholder shall be entitled to nominate an individual, qualified as set out in this Section 2.1, to replace such person and the Corporation shall promptly take all steps that may be reasonably necessary to appoint such individual to the Corporation Board to replace the Initial Appointee or other Shareholder Nominee who has ceased to hold office.

(g)

The Initial Appointee and any other Shareholder Nominee who is elected to the Corporation Board shall be entitled to indemnification on like terms as the other members of the Corporation Board and shall have the benefit of the director and officer insurance policy in effect for the Corporation, if any, from time to time.

2.2	Investment Committee and Board Approvals

The Corporation Board shall form, as it deems appropriate from time to time, an Investment Committee made up of members of the Corporation Board which shall be, among other things, delegated the authority from the Corporation Board to consider and approve any investments by the Corporation with a commitment value of up to C$[redacted]. Neither the Initial Appointee nor any other Shareholder Nominee shall be entitled to be a member of the Investment Committee.

2.3	Termination of Rights

The nomination rights and related rights set out in this Article 2 shall cease to be available to Shareholder and shall be of no force or effect upon the date that the Shareholder Ownership Percentage is less than 10%, and Shareholder shall cause the Initial Appointee or any other Shareholder Nominee to resign from the Corporation Board forthwith upon the Shareholder Ownership Percentage becoming less than 10%.

ARTICLE 3- TRANSACTION PROTECTIONS

3.1	Future Streaming and Royalty Limitations

For a period of 3 years after the Closing Date Shareholder covenants and agrees to not, and to cause the Sellers and its and their respective Affiliates (whether or not an Affiliate on the date hereof) to:

(a)	[redacted – provision relating to prohibition against Shareholder providing financial assistance within a certain area]; and

(b)	[redacted – provision relating to internal approvals of certain matters].

3.2	Representation Regarding [Redacted]

Shareholder hereby represents and warrants to the Corporation, and acknowledges that the Corporation is relying on such representations and warranties in entering into this Agreement, that:

(a)	[redacted – representation and warranty]; and

(b)	[redacted – representation and warranty].

ARTICLE 4- [INTENTIONALLY DELETED]

4.1	[Intentionally Deleted]

ARTICLE 5- STANDSTILL

5.1	Standstill Agreement

Subject to the provisions of Section 7.1, for a period of 3 years after the Closing Date, neither Shareholder nor any Affiliate of Shareholder or the Sellers (regardless of whether it is an Affiliate on the date hereof), will without the prior written consent of Corporation:

(a)

acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or securities convertible into or exchangeable for voting securities, or direct or indirect rights or options to acquire any voting securities, of Corporation;

(b)

directly or indirectly make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any voting securities of Corporation;

(c)

otherwise, act alone or in concert with others to seek to control or influence the management, directors or corporate policies of Corporation or to obtain additional representation on Corporation Board; or engage in any discussions or negotiations, enter into any agreement or submit any proposal or offer (with or without conditions) in connection with any business combination or other acquisition transaction or extraordinary transaction involving Corporation;

(d)	enter into any discussions or arrangements with any third party with respect to any of the foregoing; or

(e)	make any public announcement of any intention to do or take any of the foregoing,

[redacted – provision relating to internal approvals of certain matters].

ARTICLE 6- COOPERATION IN SALES OF CONSIDERATION SHARES

6.1	Resale Restrictions

(a)

Subject to the provisions of Section 7.1, for a period of 6 months after the Closing Date, Shareholder shall not, and shall procure that any Affiliate of Shareholder who receives Consideration Shares (including pursuant to the provisions of Section 6.2(c)) shall not, directly or indirectly, offer, transfer, sell, collateralize, grant security over, gift, assign, convey, participate in any put or call or otherwise dispose of, or attempt to dispose of, all or any portion of the Consideration Shares held by Shareholder or any Affiliate of Shareholder who receives Consideration Shares (including pursuant to the provisions of Section 6.2(c)), or of any rights connected thereto or interest therein, with or without consideration, whether voluntary or involuntary, including by operation of law, without prior written consent of the Corporation (which, for greater certainty, the Corporation may withhold for any reason).

(b)

Subject to the provisions of Section 7.1, at any time following the 6-month period described in Section 6.1(a) and until the first anniversary of the Closing Date, Shareholder shall not, and shall procure that any Affiliate of Shareholder who receives Consideration Shares (including pursuant to the provisions of Section 6.2(c)) shall not, directly or indirectly, offer, transfer, sell, collateralize, grant security over, gift, assign, convey, participate in any put or call or otherwise dispose of, or attempt to dispose of, all or any portion of the Consideration Shares held by Shareholder or any Affiliate of Shareholder who receives Consideration Shares (including pursuant to the provisions of Section 6.2(c)), or of any rights connected thereto or interest therein, without prior written consent of the Corporation, which shall not be unreasonably withheld. For purposes of this Section 6.1(b), and without limiting the foregoing, the withholding of consent by the Corporation to the sale, transfer, conveyance or other disposition, directly or indirectly, of Consideration Shares (i) representing less than [redacted]% of the then outstanding Corporation Shares (other than to a Strategic Purchaser or any single purchaser who, following completion of such sale, transfer, conveyance or other disposition would meet the description of the purchasers described in Section 6.2(a)(ii)(A) or (ii) involuntarily or by operation of law, shall be deemed to be unreasonable.

6.2	Broad Distribution Requirement

(a)

Subject to the provisions of Section 7.1, at any time following first anniversary of the Closing Date and until the third anniversary of the Closing Date, if Shareholder and/or any Affiliate of Shareholder who receives Consideration Shares (including pursuant to the provisions of Section 6.2(c)) wishes to sell or otherwise dispose of a number of Consideration Shares representing greater than or equal to [redacted]% of the then outstanding Corporation Shares (a "Share Block") in any 6-month period, Shareholder and/or its Affiliates shall do so only through:

(i)	a broad market distribution through the facilities of any stock exchange upon which the Corporation Shares are traded or under a prospectus; or

(ii)	a private transaction or series of private transactions as a result of which, to the knowledge of Shareholder upon reasonable inquiry:

(A)

(I)

no single purchaser together with its Affiliates and/or Persons acting jointly or in concert will hold or come to hold, Corporation Shares representing more than [redacted]% of the Corporation Shares outstanding as of the closing of such private transaction or series of transactions; and

(II)

no single purchaser together with its Affiliates and/or Persons acting jointly or in concert will beneficially or legally own or come to own or have direction or control over, more than [redacted]% of the Corporation Shares outstanding as of the closing of such private transaction or series of transactions (assuming conversion of all securities convertible, exercisable or otherwise exchangeable into Corporation Shares held by the applicable purchaser(s) as of the date of closing of such private transaction or series of transactions);

provided, however, that the restrictions set forth in this Section 6.2(a)(ii)(A) shall not apply to a sale of a Share Block to an Approved Purchaser in a private transaction or series of private transactions as a result of which such Approved Purchaser, together with its Affiliates and/or Persons acting jointly or in concert with such Approved Purchaser, will hold or come to hold Corporation Shares representing not more than [redacted]% of the Corporation Shares outstanding as of the closing of such private transaction or series of transactions; and

unless the Corporation provides its prior written consent.

[redacted – provision relating to notification and process where Shareholder has an intention to sell or dispose of a Share Block].

(b)

The 6-month period referred to in Section 6.2(a) shall be a rolling 6-month period with any sale or disposition by Shareholder and/or its Affiliates aggregated with those completed in the 6 months prior to the completion of the sale or disposition in question. For certainty, Shareholder and/or its Affiliates may sell or otherwise dispose of a number of Corporation Shares held by Shareholder and/or its Affiliates which represents less than [redacted]% of the then outstanding Corporation Shares without complying with the provisions of this Section 6.2. Any subsequent sale or other disposition by Shareholder and/or its Affiliates of a number of Corporation Shares which represent less than [redacted]% of the then outstanding Corporation Shares but which, when aggregated with all Corporation Shares sold by Shareholder and/or its Affiliates in the 6-month period prior to such sale or disposition, equals or exceeds [redacted]% of the then outstanding Corporation Shares must comply with the provisions of this Section 6.2 for all such Corporation Shares.

(c)	Notwithstanding the foregoing provisions of this Article 6, Shareholder has the right:

(i)

at any time to sell or transfer any Consideration Shares held by Shareholder and/or its Affiliates to an Affiliate of Shareholder, provided that prior notice of such transfer is given to Corporation and that such Affiliate agrees to be bound by this Agreement, by way of instrument in writing acceptable to the Corporation, acting reasonably; or

(ii)

at any time following the date that is 6 months after the Closing Date to transfer or distribute any Consideration Shares held by Shareholder and/or its Affiliates to investors of Shareholder and/or its Affiliates; provided that no single investor of Shareholder and/or its Affiliates comes to hold [redacted]% or more of the Corporation Shares as a result of such transfer or distribution.

6.3	[Redacted]

[redacted – provision relating to disposition of Consideration Shares].

6.4	[Redacted]

[redacted – provision relating to disposition of Consideration Shares].

ARTICLE 7- RELEASE FROM OBLIGATIONS AND RESTRICTIONS

7.1	Release

The obligations, covenants and other restrictions imposed upon Shareholder and its Affiliates by Sections 5.1, 6.1, 6.2 and Error! Reference source not found. shall be of no further force or effect, and Shareholder and its Affiliates shall automatically be released from such obligations, covenants and other restrictions in the event that:

(a)	there is a Change of Control;

(b)	there is a Change of Business;

(c)	the Corporation makes an assignment for the benefit of its creditors;

(d)

a receiver, liquidator or trustee shall be appointed for the Corporation or the Corporation shall be adjudicated bankrupt or insolvent, or any petition for bankruptcy, reorganization or arrangement pursuant to bankruptcy or insolvency legislation applicable to the Corporation shall be filed by or against, consented to, or acquiesced in by, the Corporation, or any proceeding for the dissolution or liquidation of the Corporation shall be instituted;

(e)	the Corporation is in material breach of any of its obligations under Sections 2.1 or 6.4 of this Agreement or any of its obligations under the Acquisition Agreement that survive the Closing;

(f)	the Corporation is at any time found to be in material breach of any Anti-Bribery Legislation; or

(g)	the Corporation is at any time in material breach or default of any securities laws, rules or regulations (including the rules of any stock exchange) applicable to the Corporation,

[redacted – provision relating to cure period].

ARTICLE 8-MISCELLANEOUS PROVISIONS

8.1	Expenses

Each of the parties shall bear its own costs and expenses arising from the transactions contemplated by this Agreement.

8.2	Waivers

No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, shall be deemed to constitute a waiver by the party taking the action of compliance with any representation, warranty, covenant or agreement contained in this Agreement. The waiver by any party hereto of any condition or of a breach of another provision of this Agreement shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

8.3	Notices

All notices, requests, demands, applications, waivers, services of process, and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if sent by electronic mail or facsimile transmission or delivered by courier or mailed, certified first class mail, postage prepaid, return receipt requested, to the parties hereto at the following addresses:

(a)	To Shareholder:

c/o Estera Services (Bermuda) Limited
Canon's Court
22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

Attention: Limor Nissan
Facsimile: (212) 596-3489
Email: notices@orionresourcepartners.com

And with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6

Attention: Nancy Eastman
Facsimile: 416 364 7813
Email: neastman@fasken.com

(b)	To the Corporation:

Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal, Suite 300
Montreal, Québec, Canada
H3B 2S2

Attention: President
Facsimile: 514-940-0669
Email: corporatesecretary@osiskogr.com

With a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400, One First Canadian Place
Toronto, Ontario, Canada
M5X 1A4

Attention: Sander Grieve
Facsimile: 416 863 1716
Email: grieves@bennettjones.com

or to such other address as any party shall have furnished to the other by notice given in accordance with this Section. Such notice shall be effective, (i) if delivered in person or by courier, upon actual receipt by the intended recipient, or (ii) if sent by electronic mail or facsimile transmission, upon receipt, or (iii) if mailed, upon the date of first attempted delivery.

8.4	Entire Agreement; Amendments

This Agreement, together with the Voting Support Agreement and the Acquisition Agreement, embodies the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereto. This Agreement may not be modified orally, but only by an agreement in writing signed by the party or parties against whom any waiver, change, amendment, modification, or discharge may be sought to be enforced.

8.5	Conflict between Documents

Unless otherwise specifically stated, the provision of this Agreement shall govern and prevail in the event of any inconsistency or conflict between the terms hereof and of any assignment agreements or other document or instrument executed or delivered by any party in connection with the transactions contemplated hereunder.

8.6	Binding Effect; Benefits

This Agreement shall inure to the benefit of and will be binding upon the parties hereto and their respective successors and permitted assigns. Neither the Corporation nor Shareholder shall assign this Agreement or delegate any of its duties hereunder to any other Person without the prior written consent of the other.

8.7	Headings

The section and other headings in this Agreement are for reference purposes only and will not affect the meaning of interpretation of this Agreement.

8.8	Counterparts; Facsimile Signature

This Agreement may be executed by electronic mail or facsimile in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument.

8.9	Further Assurances

From and after the closing of the transactions described in the Acquisition Agreement, each of the Corporation and Shareholder shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each such party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

8.10	Governing Law and Jurisdiction for Disputes

The validity, performance, and enforcement of this Agreement shall be governed by the laws of the Province of Québec, without giving effect to the principles of conflicts of law of such Province.

8.11	Cooperation And Dispute Resolution

(a)

Consultation and Negotiation. In the event of any dispute, claim, question or disagreement (each a "Dispute") arising out of or relating to this Agreement, the parties shall use all reasonable endeavours to settle such Dispute. To this effect, they shall consult and negotiate with each other in good faith and attempt to reach a just and equitable solution to the Dispute within a period of thirty (30) days from the matter in dispute being raised by a party.

(b)

Single Arbitrator. If the parties cannot resolve the Dispute within the thirty (30) days period, a party may refer the Dispute to arbitration pursuant to the Book VII (section 940 and following) of the Code of Civil Procedure (Québec) (the "Code of Civil Procedure Arbitration Provisions"). The arbitration shall be held in the City of Montreal and determined by a single arbitrator. The arbitrator shall be qualified by experience and skill in the area(s) covered by the Dispute and, unless both parties agree in writing following full disclosure of any facts giving rise to a possible conflict, free from legal or business conflicts of interest in relation to the parties.

(c)

Application to Superior Court. If the parties do not agree upon the selection of the arbitrator within fifteen (15) days following the expiration of the thirty-day period referred to in Section 8.11(c), either party may apply to a judge of the Superior Court of Justice of Québec for the appointment of the arbitrator. Unless the parties agree to share the costs of the arbitration, the arbitrator shall determine what portion of the costs and expenses incurred in such proceeding shall be borne by each party participating in the arbitration. The award of the arbitrator shall be final and binding on each of the parties and shall not be subject to any appeal on any ground, including an error of law. The arbitration shall be governed by the laws of Québec and the laws of Canada applicable therein, and judgement upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(d)

Injunctions, etc. The provisions of this Agreement providing for the resolution of Disputes shall not operate to prevent recourse to the court by any party as permitted by the Code of Civil Procedure Arbitration Provisions with respect to injunctions or whenever enforcement of an arbitration award reasonably requires access to any remedy which an arbitrator has no power to award or enforce.

8.12	Severability

Any term or provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the Person intended to be benefited by such provision or any other provisions of this Agreement.

8.13	Third Parties; Joint Ventures

This Agreement constitutes an agreement solely among the parties hereto, and, except as otherwise provided herein, is not intended to and will not confer any rights, remedies, obligations, or liabilities, legal or equitable, including any right of employment, on any Person other than the parties hereto and their respective successors, or assigns, or otherwise constitute any Person a third party beneficiary under or by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the parties hereto partners or participants in a joint venture.

8.14	Construction

This Agreement has been negotiated by the Corporation and Shareholder and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the party drafting this Agreement shall not apply in any interpretation of this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

Shareholder and the Corporation have executed this Agreement as of the date first written above.

BETELGEUSE LLC, by its managing
member ORION MINE FINANCE
MANAGEMENT I LIMITED

By:	(signed) "Sarah Demerling"
Name: Sarah Demerling
Title: Authorized Signatory

OSISKO GOLD ROYALTIES LTD

By:	(signed) "Bryan A. Coates"
Name: Bryan A. Coates
Title: President

By:	(signed) "Elif Lévesque"
Name: Elif Lévesque
Title: Chief Financial Officer and Vice
President, Finance

[Signature Page – Shareholder Participation Agreement]